Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended 30 September 2022

The following is a review of our financial condition and results of operations as of 30 September 2022 and for the nine-month periods ended 30 September 2022 and 2021, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2022, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2021 filed with the SEC on 18 March 2022 (“2021 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2021 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2022 and for the nine-month period ended 30 September 2022 and 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2022 and for the nine-month period ended 30 September 2022 and 2021. The reported numbers as of 30 September 2022 and for the nine-month period ended 30 September 2022 and 2021 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2022 and 2021 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169 000 employees based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2021 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2021 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration;

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

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financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•

the ongoing conflict between Russia and Ukraine and related instability in the Ukraine region, which has resulted in and may continue to result in volatile commodity markets, supply chain disruptions and inflation, and may adversely affect our operations;

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continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

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the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2021 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Comments

Best quarterly volume performance this year driven by accelerated digital transformation and continued consumer demand for our brand portfolio

Our volume momentum accelerated this quarter as we delivered 3.7%1 growth even in the context of the ongoing dynamic operating environment. Top-line grew by 12.1%2 in the third quarter of 2022 with 8.0%2 revenue per hl growth, driven by revenue management initiatives and continued premiumization across most of our markets. Normalized EBITDA increased by 6.5%3 in the third quarter of 2022 compared to the same period of 2021, as our top-line growth was partially offset by anticipated transactional foreign currency impact and commodity cost headwinds and increased sales and marketing investments in our brands.

Following the recognition of our brand building and creative marketing capabilities at the Cannes Lions International Festival of Creativity, we were honored to be named the World’s Most Effective Marketer in the Global Effie Effectiveness Index for the first time in our company history.

As we continue on our deleveraging path, our bond portfolio maintains a very manageable weighted average pre-tax coupon rate of approximately 4% with 94% of the portfolio fixed rate. The weighted average maturity remains more than 16 years with no near- or medium-term refinancing requirements.

Consistent execution of our strategy

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

•	Lead and grow the category: We are executing on five proven and scalable levers to drive category expansion:

•

Inclusive Category: In the third quarter of 2022, consumer participation with our portfolio increased in most of our focus markets, according to our estimates, driven by brand, pack and liquid innovations focused on expanding inclusivity and accessibility. For example, in Mexico, our pack size initiatives across both upsizing and downsizing grew strong double-digits in the third quarter of 2022, contributing over 1 million hl’s in volume and improving profitability in both the core and above core segments of our portfolio.

•

Core Superiority: In the third quarter of 2022, our mainstream portfolio continued to outperform the industry across the majority of our focus markets, according to our estimates, and delivered low-teens revenue growth, led by particularly strong performances in Mexico, Brazil and South Africa.

•	Occasions Development: Our global non-alcohol beer portfolio delivered double-digit revenue growth in the third quarter of 2022 led by Budweiser Zero and Stella Artois Liberté in the US.

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Premiumization: Our above core portfolio grew revenue by low-teens[2] in the third quarter of 2022, led by continued double-digit growth[2] of Michelob ULTRA in the US and Mexico and further expansion of Spaten in Brazil. Our global brands grew revenue by 12.7%[2] outside of their home markets in the third quarter of 2022, led by Corona with 23.5%[2] growth. Budweiser grew by 8.9%[2], despite the impact of COVID-19 restrictions in China, the brand’s largest market. Stella Artois grew by 7.0%[2] with continued growth in focus markets such as the US and Brazil.

•

Beyond Beer: Our global Beyond Beer business grew revenue by over 10%[2] in the third quarter of 2022, contributing more than USD 400 million of revenue. In the US, within the spirits-based-ready-to-drink segment, our portfolio continued to grow strong double-digits[2], ahead of the industry, led by Cutwater and NÜTRL vodka seltzer. In South Africa, Brutal Fruit and Flying Fish delivered continued double-digit[1] volume growth in the third quarter of 2022 compared to the same period in 2021.

[1]	Excluding volume changes attributable to the 2021 and 2022 acquisitions and disposals and transfers of businesses, see “—Volumes” below.
[2]	Excluding the effects of the 2021 and 2022 acquisitions and disposals, currency translation effects and changes in classification of commercial arrangements, see “—Revenue” below.
[3]	For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

•	Digitize and monetize our ecosystem:

•

Digitizing our relationships with our more than 6 million customers globally: As of 30 September 2022, BEES is live in 19 markets with approximately 57% of our revenues now through B2B digital platforms. In the third quarter of 2022, BEES reached 3.1 million monthly active users and captured approximately USD 7.7 billion in gross merchandise value (GMV), growth of over 40% versus the third quarter of 2021. BEES Marketplace is now live in 14 markets and generated September annualized revenues from sales of third-party products of approximately USD 850 million. As of September 2022, 44% of BEES customers were also Marketplace buyers.

•

Leading the way in DTC solutions: Our digital direct-to-consumer (DTC) products, Ze Delivery, TaDa and PerfectDraft are now available in 17 markets and generated over USD 100 million in revenue and 17 million orders in the third quarter of 2022. Our network of physical retail products, such as Modelorama in Mexico and Pit Stop in Brazil, continued to deliver revenue growth across our footprint of approximately 13,000 stores. Combined, our omni-channel DTC ecosystem of digital and physical DTC products generated revenue of over USD 1 billion in the first nine months of 2022, mid-teens growth versus the same period in 2021.

•

Optimize our business: In the first nine months of 2022, we continued to focus on disciplined resource allocation and delivered 7.0% Normalized EBITDA growth. Our bond portfolio maintains a very manageable weighted average pre-tax coupon rate of approximately 4% with 94% of the portfolio fixed rate. Our net interest expense decreased by approximately USD 200 million in the first nine months of 2022 versus the same period of 2021, principally as a result of our gross debt reduction efforts.

Advancing our ESG priorities

As we continue to advance our sustainability agenda, we were proud to recently be included on Fortune’s Change the World List in recognition of our global initiatives in water stewardship. We are also making progress towards our ambition to achieve net zero by 2040, reaching carbon neutrality at five facilities in Brazil and one in Argentina in the first nine months of 2022.

Creating a future with more cheers

Through the implementation of our category expansion levers, we continue to lead and grow the beer category resulting in broad-based volume growth of 3.7% in the third quarter of 2022. We are digitizing and monetizing our ecosystem with 57% of our revenue now through digital channels and we continue to optimize our business through efficient resource allocation and dynamically balancing our capital allocation priorities to drive long-term value creation. We remain focused on the consistent execution of our strategy and ESG priorities to generate value for our stakeholders and deliver on our purpose to create a future with more cheers.

Results of Operations for the Nine-Month Period Ended 30 September 2022 Compared to Nine-Month Period Ended 30 September 2021

Brazilian tax credits

In the nine-month period ended 30 September 2022, Ambev, our subsidiary, recognized USD 201 million income in Other operating income related to tax credits in Brazil. Additionally, Ambev recognized USD 146 million of interest income in Finance income related to these credits for the nine-month period ended 30 September 2022. In the nine-month period ended 30 September 2021, Ambev recognized USD 226 million income in Other operating income and USD 102 million of interest income in Finance income related to tax credits in Brazil.

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2022 and 2021.

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	446,358	432,027	3.3
Revenue	43,118	40,106	7.5
Cost of sales	(19,644)	(17,001)	(15.5)
Gross profit	23,475	23,105	1.6
Selling, General and Administrative expenses	(12,963)	(12,950)	(0.1)
Other operating income/(expenses)	648	633	2.4
Exceptional items	(270)	(290)	6.9
Profit from operations	10,890	10,498	3.7
Normalized EBITDA(²)	14,896	14,327	4.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include beer, beyond beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(thousand hectoliters)		(%)(1)
North America	79,223	81,389	(2.7)
Middle Americas	109,338	103,570	5.6
South America	117,459	111,327	5.5
EMEA	66,686	62,665	6.4
Asia Pacific	72,995	72,101	1.2
Global Export and Holding Companies	657	975	(32.6)

Total	446,358	432,027	3.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2022 increased by 14.3 million hectoliters, or 3.3%, to 446.4 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2021. The results for the nine-month period ended 30 September 2022 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022.

The 2021 and 2022 acquisitions and disposals include acquisitions and disposals which were individually not significant (collectively the “acquisitions and disposals”) and had no significant impact on our volumes for the nine-month period ended 30 September 2022 compared to the nine-month period ended 30 September 2021.

Excluding volume changes attributable to the acquisitions and disposals, our own beer volumes increased 2.8% in the nine-month period ended 30 September 2022 compared to the nine-month period ended 30 September 2021. On the same basis, in the nine-month period ended 30 September 2022, our non-beer volumes increased 6.5% compared to the same period in 2021.

North America

In the nine-month period ended 30 September 2022, our volumes in North America decreased by 2.2 million hectoliters, or 2.7%, compared to the nine-month period ended 30 September 2021.

In the United States, our sales-to-wholesalers (“STWs”) declined by 2.7% and our sales-to-retailers (“STRs”) declined by 3.1% in the first nine months of 2022 compared to the same period last year. The beer industry remains resilient even in the context of an ongoing inflationary environment. We continue to progress on our commercial strategy to rebalance our portfolio with our above core beer and Beyond Beer brands now generating approximately 40% of our revenue. Our above core beer portfolio outperformed the industry in the third quarter of 2022, led by Michelob ULTRA which grew by double-digits and complemented by growth in Stella Artois, Kona Big Wave and Estrella Jalisco. In Beyond Beer, our spirits-based ready-to-drink portfolio continued to outperform the industry, led by Cutwater, the #1 spirits-based cocktail in the country, and NÜTRL vodka seltzer which both grew strong double-digits in the third quarter of 2022 compared to the same period of 2021.

In Canada, our total volume outperformed the industry in the third quarter of 2022.

Middle Americas

In the nine-month period ended 30 September 2022, our volumes in Middle Americas increased by 5.8 million hectoliters, or 5.6%, compared to the nine-month period ended 30 September 2021.

In Mexico, our volumes grew by high-single digits in the first nine months of 2022 compared to the same period last year, outperforming the industry. We delivered volume growth across all segments of our portfolio in the third quarter of 2022, with our above core portfolio delivering volume growth in the high-twenties, led by Modelo Pacifico and Michelob Ultra. We continued to develop our distribution footprint, expanding into over 800 additional Oxxo stores in the third quarter of 2022, with the rollout now approximately 80% complete. BEES continues to expand, with approximately 86% of our revenues now digital and 60% of our BEES customers now also BEES Marketplace buyers.

In Colombia, our volumes grew by high-single digits in the first nine months of 2022 compared to the same period last year. Led by the consistent implementation of our category expansion levers, we delivered volume growth across all segments of our portfolio in the third quarter of 2022. Our premium and super premium portfolio continued to lead the way, delivering high-teens volume growth in the third quarter of 2022 and reaching an all-time high volume. More than 30% of our BEES customers are now also BEES Marketplace buyers.

In Peru, our volumes grew by low-teens in the first nine months of 2022 compared to the same period last year. We delivered record high volumes in the third quarter of 2022, fuelled by the consistent execution of our commercial strategy and ongoing portfolio transformation. Over 50% of BEES customers are now also BEES Marketplace buyers.

In Ecuador, we delivered low-teens volume growth in the first nine months of 2022, driven by continued expansion of the beer category and a favorable comparable from COVID-19 recovery. Over 60% of BEES customers are now also BEES Marketplace buyers.

South America

In the nine-month period ended 30 September 2022, our volumes in South America increased by 6.1 million hectoliters, or 5.5%, compared to the nine-month period ended 30 September 2021, with our beer volumes increasing 2.5% and soft drinks increasing 13.4%.

Excluding volume changes attributable to the acquisitions and disposals and transfers of businesses from the Global Export and Holding Companies, our total volumes increased by 5.3% in the nine-month period ended 30 September 2022, compared to the same period last year.

On the same basis, in Brazil, our total volume grew by 5.9% with beer volumes up by 3.4% and non-beer volumes up by 13.9% in the first nine months of 2022 compared to the same period last year. Our premium and super premium brands continued to outperform in the third quarter of 2022, delivering high-single digit volume growth. Our core beer portfolio increased volumes by mid-single digits in the third quarter of 2022, and we continued to invest behind the development of our core plus brands. Non-beer volume growth was led by the performance of our premium and wellness brands. Over 70% of our BEES customers are now also BEES Marketplace buyers. Our digital DTC platform, Zé Delivery, fulfilled over 15 million orders in the third quarter of 2022, and has reached 4.3 million monthly active users.

In Argentina, we reported a low-single digit volume growth in the first nine months of 2022 and a high-single digit volume growth in the in the third quarter of 2022, led by our core beer portfolio and global brands.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2022 increased by 4.0 million hectoliters, or 6.4%, with our own beer volumes increasing by 6.3%, compared to the nine-month period ended 30 September 2021.

In Europe, we reported a low-single digit volume growth in the first nine months of 2022 and a mid-single digit volume growth in the third quarter of 2022. We continue to premiumize our portfolio, with our global and super premium brands both delivering single digit volume growth in the third quarter of 2022. Led by the consistent execution of our strategy, in the first nine months of 2022 we expanded or maintained market share in the majority of our key markets, according to our estimates. Our DTC product, PerfectDraft, expanded its shopper base by more than 20% in the third quarter of 2022 compared to the same period in 2021.

In South Africa, volumes grew by mid-teens in the first nine months of 2022 and by high-teens in the third quarter of 2022, driven by the execution of our category expansion levers and supported by a favorable comparable from a 25- day ban on alcohol sales in the third quarter of 2021. Our volumes grew by low-teens compared to the third quarter of 2019, ahead of the industry according to our estimates. Our premium, super premium and Beyond Beer portfolios all delivered a double-digit increase in volumes in the third quarter of 2022. Over 50% of BEES customers are now also BEES Marketplace users.

In Africa excluding South Africa, volumes were lower in the third quarter of 2022 in Nigeria compared to the same period in 2021, due to a soft industry and ongoing supply chain constraints.

Asia Pacific

For the nine-month period ended 30 September 2022, our volumes increased by 0.9 million hectoliters, or 1.2%, compared to the nine-month period ended 30 September 2021.

In China, COVID-19 restrictions continued to disproportionately impact our key regions and sales channels. Our volumes grew by 3.6% in the third quarter of 2022. Volumes declined by 2.2% in the first nine months of 2022. We continue to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion and digital transformation. In our expansion cities, excluding those impacted by restrictions, Budweiser and our super premium portfolio grew volumes by double-digits. Our BEES platform has expanded to more than 90 cities.

In South Korea, volumes grew by low-teens in the first nine months of 2022 and by mid-teens in the third quarter of 2022, driven by our leading core brand ‘All New Cass’, continued market share gains and further improvement in the operating environment.

Global Export & Holding Companies

For the nine-month period ended 30 September 2022, Global Export and Holding Companies volumes decreased by 0.3 million hectoliters, or 32.6% compared to the same period last year.

Excluding transfer of businesses mainly to the South America zone, our total volumes increased by 5.8% in the nine-month period ended 30 September 2022, compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2022 as compared to our revenue for the nine-month period ended 30 September 2021:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million)		(%)(1)
North America	12,634	12,382	2.0
Middle Americas	10,267	9,057	13.4
South America	8,220	6,605	24.5
EMEA	6,050	5,899	2.6
Asia Pacific	5,347	5,401	(1.0)
Global Export & Holding Companies	601	763	(21.2)

Total	43,118	40,106	7.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 43,118 million for the nine-month period ended 30 September 2022. This represented an increase of USD 3,012 million, or 7.5%, compared to our consolidated revenue for the nine-month period ended 30 September 2021 of USD 40,106 million. The results for the nine-month period ended 30 September 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) currency translation effects and (iii) changes in classification of commercial arrangements.

•

The 2021 and 2022 acquisitions and disposals and changes in classification of commercial arrangements negatively impacted our consolidated revenue by USD 346 million for the nine-month period ended 30 September 2022 compared to the nine-month period ended 30 September 2021.

•

Our consolidated revenue for the nine-month period ended 30 September 2022 also reflects a negative currency translation impact of USD 1,215 million mainly arising from currency translation effects in EMEA, South America and Asia Pacific.

Excluding the effects of the acquisitions and disposals, changes in classification of commercial arrangements and currency translation effects, our revenue increased 11.5% and by 7.8% on a per hectoliter basis in the nine-month period ended 30 September 2022 compared to the same period in 2021. Our consolidated revenue for the nine-month period ended 30 September 2022 was partially impacted by the increase in volumes discussed above. On the same basis, our revenue on a per hectoliter basis for the nine-month period ended 30 September 2022 increased compared to the same period in 2021, driven by revenue management initiatives and continued premiumization across most of our markets.

The growth in our revenue per hectoliter in the nine-month period ended 30 September 2022 was most significant in South America, in Middle Americas and in EMEA.

•

In South America, we reported double-digit revenue per hectoliter growth in Argentina, driven primarily by revenue management initiatives in a highly inflationary environment and double-digit revenue per hectoliter growth in Brazil.

•	In Middle Americas, the growth in the revenue per hectoliter was driven by revenue management initiatives and premiumization.

•	In EMEA, the growth in the revenue per hectoliter was driven by ongoing demand for our premium brands, revenue management initiatives and on-premise recovery.

On the same basis, combined revenues of our global brands, Budweiser, Stella Artois and Corona, increased by 9.6% outside their home markets in the nine-month period ended 30 September 2022 compared to the same period of 2021.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2022 as compared to the nine-month period ended 30 September 2021:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million)		(%)(1)
North America	(5,149)	(4,705)	(9.4)
Middle Americas	(4,020)	(3,171)	(26.8)
South America	(4,315)	(3,382)	(27.6)
EMEA	(3,066)	(2,781)	(10.2)
Asia Pacific	(2,544)	(2,381)	(6.8)
Global Export & Holding Companies	(551)	(582)	5.3

Total	(19,644)	(17,001)	(15.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 19,644 million for the nine-month period ended 30 September 2022. This represented an increase of USD 2,643 million, or 15.5% compared to our consolidated cost of sales for the nine-month period ended 30 September 2021. The results for the nine-month period ended 30 September 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022 and (ii) currency translation effects.

•

The 2021 and 2022 acquisitions and disposals positively impacted our consolidated cost of sales by USD 6 million for the nine-month period ended 30 September 2022 compared to the nine-month period ended 30 September 2021.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2022 also reflects a positive currency translation impact of USD 573 million mainly arising from currency translation effects in EMEA, South America and Asia Pacific.

Excluding the effects of the acquisitions and disposals and currency translation effects, our cost of sales increased by USD 3,222 million or 19.0%. Our consolidated cost of sales for the nine-month period ended 30 September 2022 was partially impacted by increase in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 14.9%. This was primarily driven by anticipated transactional foreign currency impact and commodity cost headwinds. The increase in cost of sales per hectoliter was most significant in South America, with Argentina in a high inflationary environment and Middle Americas.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2022 as compared to the nine-month period ended 30 September 2021. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2022 were USD 12,315 million, representing a decrease of USD 2 million, compared to our operating expenses for the same period in 2021.

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million)		(%)(1)
Selling, General and Administrative expenses	(12,963)	(12,950)	(0.1)
Other operating income/(expenses)	648	633	2.4

Total Operating Expenses	(12,315)	(12,317)	0.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2022 as compared to the nine-month period ended 30 September 2021:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million)		(%)(1)
North America	(3,421)	(3,539)	3.3
Middle Americas	(2,511)	(2,336)	(7.5)
South America	(2,463)	(1,960)	(25.7)
EMEA	(1,968)	(2,200)	10.5
Asia Pacific	(1,548)	(1,729)	10.5
Global Export & Holding Companies	(1,052)	(1,187)	11.4

Total	(12,963)	(12,950)	(0.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 12,963 million for the nine-month period ended 30 September 2022. This represented an increase of USD 13 million, or 0.1%, as compared to the nine-month period ended 30 September 2021. The results for the nine-month period ended 30 September 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) currency translation effects and (iii) changes in classification of commercial arrangements.

•

The 2021 and 2022 acquisitions and disposals and changes in classification of commercial arrangements positively impacted our consolidated selling, general and administrative expenses by USD 324 million on a net basis for the nine-month period ended 30 September 2022 compared to the nine-month period ended 30 September 2021.

•

Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2022 also reflects a positive currency translation impact of USD 433 million mainly arising from currency translation effects in EMEA, South America and Asia Pacific.

Excluding the effects of the acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 6.1%, partially impacted by the increase in volumes discussed above and increased sales and marketing investments in our brands.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2022 as compared to the nine-month period ended 30 September 2021:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million)		(%)(1)
North America	34	31	9.7
Middle Americas	(9)	9	—
South America	376	336	11.9
EMEA	138	151	(8.6)
Asia Pacific	103	91	13.2
Global Export & Holding Companies	7	15	(53.3)

Total	648	633	2.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 648 million for the nine-month period ended 30 September 2022. This represented an increase of USD 15 million, as compared to the nine-month period ended 30 September 2021. The results for the nine-month period ended 30 September 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) the 2021 and 2022 Brazilian tax credits, and (iii) currency translation effects.

•

The 2021 and 2022 acquisitions and disposals and the Brazilian tax credits negatively impacted our net consolidated other operating income and expenses by USD 19 million on a net basis for the nine-month period ended 30 September 2022 compared to the nine-month period ended 30 September 2021.

•	Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2022 had no significant currency translation impact.

Excluding the effects of the business acquisitions and disposals, Brazilian tax credits and currency translation effects, our net consolidated other operating income and expenses increased by 9.9%, mainly driven by higher government grants.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the nine-month period ended 30 September 2022, exceptional items included in profit from operations consisted of COVID-19 costs, restructuring charges, business and asset disposal (including impairment losses) and AB InBev Efes related costs. Exceptional items were as follows for nine-month period ended 30 September 2022 and 2021:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
	(USD million)
COVID-19 costs	(16)	(84)
Restructuring	(63)	(135)
Business and asset disposal (including impairment losses)	(143)	14
AB InBev Efes related costs	(48)	—
Acquisition costs / Business combinations	—	(12)
Zenzele Kabili costs	—	(73)

Total	(270)	(290)

COVID-19 costs

Cost associated with the COVID-19 pandemic amounted to USD 16 million for the nine-month period ended 30 September 2022 (30 September 2021: USD 84 million). These expenses mainly comprise costs related to personal protective equipment for our colleagues and other costs incurred as a direct consequence of the COVID-19 pandemic.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 63 million for the nine-month period ended 30 September 2022 as compared to a net cost of USD 135 million for the nine-month period ended 30 September 2021. These charges primarily relate to organizational alignments and aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposal related costs amount to USD 143 million for the nine-month period ended 30 September 2022 mainly comprising impairment of intangible assets and other non-core assets sold in the period.

AB InBev Efes related costs

During the nine-month period ended 30 September 2022, we incurred exceptional costs of USD 48 million related to AB InBev Efes, following the discontinuation of exports to Russia and our forfeiture of benefits from the operations of the associate.

Zenzele Kabili

In May 2021, we set up a new broad-based black economic empowerment (“B-BBEE”) scheme (the “Zenzele Kabili scheme”) and reported USD 73 million in exceptional items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating in the Zenzele Kabili scheme.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2022 as compared to the nine-month period ended 30 September 2021:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million)		(%)(1)
North America	3,958	4,141	(4.4)
Middle Americas	3,715	3,478	6.8
South America	1,805	1,564	15.4
EMEA	1,103	958	15.1
Asia Pacific	1,350	1,356	(0.5)
Global Export & Holding Companies	(1,040)	(1,000)	(4.0)

Total	10,890	10,498	3.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 10,890 million for the nine-month period ended 30 September 2022. This represented an increase of USD 392 million, as compared to our profit from operations for the nine-month period ended 30 September 2021. The results for the nine-month period ended 30 September 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) the 2021 and 2022 Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•

The 2021 and 2022 acquisitions and disposals and the Brazilian tax credits negatively impacted our consolidated profit from operations by USD 35 million for the nine-month period ended 30 September 2022 compared to the nine-month period ended 30 September 2021.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2022 also reflects a negative currency translation impact of USD 207 million.

•

Our profit from operations for the nine-month period ended 30 September 2022 was negatively impacted by USD 270 million of certain exceptional items, as compared to a negative impact of USD 290 million for the nine-month period ended 30 September 2021. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the nine-month period ended 30 September 2022 and 2021.

Excluding the effects of the acquisitions and disposals, the Brazilian tax credits and currency translation effects, our profit from operations increased by 6.2%. This increase was most significant in South America, EMEA and Middle Americas.

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the nine-month period ended 30 September 2022 as compared to the nine-month period ended 30 September 2021:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	3,126	2,708	15.4
Profit attributable to non-controlling interests	1,174	1,061	10.7
Profit of the period	4,299	3,768	14.1
Net finance cost	3,725	4,994	(25.4)
Income tax expense	1,933	1,910	1.2
Share of result of associates	(210)	(174)	(20.7)
Exceptional share of results of associates	1,143	—	—

Profit from operations	10,890	10,498	3.7
Exceptional items	270	290	(6.9)

Profit from operations, before exceptional items (2)	11,160	10,788	3.4
Depreciation, amortization and impairment	3,736	3,539	5.6

Normalized EBITDA(3)	14,896	14,327	4.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Profit from operations, before exceptional items is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Normalized EBITDA” of our 2021 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Normalized EBITDA” of our 2021 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 14,896 million for the nine-month period ended 30 September 2022. This represented an increase of USD 569 million, or 4.0%, as compared to our Normalized EBITDA for the nine-month period ended 30 September 2021. The results for the nine-month period ended 30 September 2022 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2021 and 2022, (ii) the Brazilian tax credits and (iii) currency translation effects. Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects, our Normalized EBITDA increased by 7.0%.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the nine-month period ended 30 September 2022 and 30 September 2021:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021	Change
	(USD million)		(%)(1)
Net interest expense	(2,509)	(2,709)	7.4
Net interest on net defined benefit liabilities	(55)	(55)	—
Accretion expense	(551)	(427)	(29.0)
Mark-to-market	83	(335)	—
Net interest income on Brazilian tax credits	146	102	43.1
Other financial results	(788)	(524)	(50.4)

Net finance cost before exceptional finance results	(3,674)	(3,948)	6.9
Mark-to-market	69	(284)	—
Early termination fee of Bonds and Other	(120)	(762)	84.2

Exceptional net finance income/(cost)	(51)	(1,046)	95.1

Net finance income/(cost)	(3,725)	(4,994)	25.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the nine-month period ended 30 September 2022 was USD 3,725 million, as compared to a net finance cost of USD 4,994 million for the nine-month period ended 30 September 2021, representing a cost reduction of USD 1,268 million.

The net finance costs before exceptional financial results decreased from USD 3,948 million for the nine-month period ended 30 September 2021 to USD 3,674 million for the nine-month period ended 30 September 2022. We reported a positive mark-to-market adjustment of USD 83 million in the nine-month period ended 30 September 2022, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 335 million in the nine-month period ended 30 September 2021.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Share price at the start of the nine-month period (in euro)	53.17	57.01
Share price at the end of the nine-month period (in euro)	46.75	49.15
Number of derivative equity instruments at the end of the period (in millions)	55.0	55.0

Exceptional net finance income/(cost) includes a positive mark-to-market adjustment of USD 69 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 284 million for the nine-month period ended 30 September 2021. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Share price at the start of the nine-month period (in euro)	53.17	57.01
Share price at the end of the nine-month period (in euro)	46.75	49.15
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance cost for the nine-month period ended 30 September 2022 was mainly impacted by losses resulting from the early termination of certain bonds.

Share of Results of Associates

Our share of results of associates for the nine-month period ended 30 September 2022 was USD 210 million as compared to USD 174 million for the nine-month period ended 30 September 2021.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the nine-month period ended 30 September 2022 includes the non-cash impairment of USD 1,143 million we recorded on our investment in AB InBev Efes.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2022 was USD 1,933 million, with an effective tax rate of 27.0%, as compared to an income tax expense of USD 1,910 million and an effective tax rate of 34.7% for the nine-month period ended 30 September 2021. The effective tax rate for the nine-month period ended 30 September 2022 was positively impacted by the non-taxable gains from derivatives related to the hedging of our share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The effective tax rate for the nine-month period ended 30 September 2021 was negatively impacted by non-deductible losses from these derivatives.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,174 million for the nine-month period ended 30 September 2022, an increase of USD 113 million from USD 1,061 million for the nine-month period ended 30 September 2021, mainly driven by improved performance for the nine-month period ended 30 September 2022, compared to the same period of last year.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2022 was USD 3,126 million compared to USD 2,708 million for the same period in 2021. Basic earnings per share of USD 1.55 for the nine-month period ended 30 September 2022 is based on 2,012 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Excluding the after-tax impact of exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Results of Associates”, profit attributable to our equity holders for the nine-month period ended 30 September 2022 would have been a gain of USD 4,489 million, and basic earnings per share would have been USD 2.23.

Underlying EPS for the nine-month period ended 30 September 2022 was USD 2.16. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Results of Associates”, the mark-to-market of the hedging of our share-based payment programs and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the nine-month period ended 30 September 2022 was primarily due to the increase in profit from operations discussed above and the decrease in net finance cost, which was partially offset by the exceptional share of results of associates.

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
	(USD million)
Profit attributable to equity holders of AB InBev	3,126	2,708
Exceptional items, before taxes, attributable to equity holders of AB InBev	270	290
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	51	1,046
Exceptional share of results of associates	1,143	—
Exceptional taxes attributable to equity holders of AB InBev	(103)	(107)
Exceptional non-controlling interest	2	(11)

Profit before exceptional items, attributable to equity holders of AB InBev(1)	4,489	3,926

Note:

(1)

Profit before exceptional items, attributable to equity holders of AB InBev is a non-IFRS measure. Profit before exceptional items, attributable to equity holders of AB InBev is equivalent to the measure Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev presented in our 2021 Annual Report. There were no discontinued operations in the nine-month periods ended 30 September 2022 and 2021. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Profit before exceptional items, attributable to equity holders of AB InBev.

	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
	(USD per share)
Basic earnings per share	1.55	1.35
Exceptional items, before taxes, attributable to equity holders of AB InBev	0.13	0.14
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	0.03	0.52
Exceptional share of results of associates	0.57	—
Exceptional taxes attributable to equity holders of AB InBev	(0.05)	(0.05)
Exceptional non-controlling interest	—	(0.01)

Basic EPS before exceptional items(1)	2.23	1.96
Mark-to-market (hedging of our share-based payment programs)	(0.04)	0.17
Hyperinflation accounting impacts in EPS	(0.03)	0.01

Underlying EPS(2)	2.16	2.14

Note:

(1)

Basic EPS before exceptional items is a non-IFRS measure. Basic EPS before exceptional items is equivalent to the measure Basic EPS from continuing operations before exceptional items presented in our 2021 Annual Report. There were no discontinued operations in the nine-month periods ended 30 September 2022 and 2021. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Basic EPS before exceptional items.

(2)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Underlying EPS. Underlying Profit is a non-IFRS measure. Underlying Profit is the Profit attributable to equity holders, before exceptional items, the mark-to-market of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations. Underlying EPS is the Underlying Profit divided by the weighted average number of ordinary and restricted shares.

The calculation of earnings per share is based on 2,012 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2022 (30 September 2021: 2,006 million shares).

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.

The results for the nine-month period ended 30 September 2022 were translated at the September 2022 closing rate of 147.307725 Argentinean pesos per US dollar. The results for the nine-month period ended 30 September 2021, were translated at the September 2021 closing rate of 98.734651 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 30 September 2022 amounted to USD 12 million increase in revenue, USD 230 million positive monetary adjustment reported in the finance line and represented USD 0.03 earnings per share excluding exceptional items.

2022 OUTLOOK

We expect our Normalized EBITDA for 2022 to grow between 6 to 8%, excluding the impact of currency translation effects, and our revenue to grow ahead of Normalized EBITDA from a healthy combination of volume and price. Our medium-term outlook, which aims to deliver Normalized EBITDA growth of 4-8%, remains unchanged.

Net pension interest expenses and accretion expenses are expected to be in the range of USD 170 to 200 million per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in 2022 to be approximately 4.0%. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.5 and 5.0 billion in 2022.